Mail Stop 3561

May 4, 2009

Richard Pietrykowski
President
Surface Coatings, Inc.
2010 Industrial Blvd., Suite 605
Rockwell, TX 75087

> **Re:** **Surface Coatings, Inc.**
> **Post-Effective Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed April 27, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for Fiscal Year Ended December 31, 2008

Management Discussions and Analysis or Plan of Operation, page 7

1. In its current form, your liquidity discussion appears relatively brief. Accordingly, please expand your disclosure to discuss your liquidity on a short-term and long-term liquidity basis.

Evaluation of Disclosure Controls and Procedures, page 8

2.  You have disclosed that your disclosure controls and procedures were not effective. Please revise your disclosure to describe how your disclosure controls and procedures were not effective and your plans, if any, to remediate your disclosure control and procedures. We note your disclosure with respect to the material weakness of your internal control but you do not identify the reasons why your disclosure controls and procedures are not effective. In doing so, please explain when and whom at the company first identified the deficiencies you discuss.

3.  You also disclose that your internal controls were not effective. Please revise your disclosure to describe your plans, if any, to remediate these problems, including when you will hire additional accounting staff.

Signatures, page 14

4.  Your Form 10-K did not include the signatures of your principal executive officer, your principal financial officer, your controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions *on behalf of the registrant* in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K. Please revise to include the signatures of your principal executive officer, your principal financial officer, your controller or principal accounting and a majority of the board of directors in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block.

Exhibits 31.1 and 31.2

5.  Please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 2 you refer to "this amended annual report," instead of "this report," in 3 you refer to "this annual report," instead of "this report" and in paragraphs 4, 4. a), 4. c) and 4. d) you refer to "small business issuer" instead of "registrant." These are only examples please review your certifications and make appropriate changes.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.